October 22, 2020

Board of Directors

Leaf Group Ltd.

1655 26th Street

Santa Monica, CA 90404

Dear Members of the Board of Directors of Leaf Group:

We are reaching out to you because we have had no contact with the full Board of Directors since June. Over the last two months, we have raised many different ideas with the designated independent committee and have agreed to keep those discussions confidential. However, based on infrequent communication with the committee and no forward momentum to resolve our concerns, we believe it is in the best interests of Leaf’s management and employees, the Board, and all of Leaf’s shareholders to present a proposal to the full Board.

The key elements of the proposal are:

• Mr. Moriarty remains CEO of the Company.

• Mr. Moriarty receives a meaningful award of new stock options to purchase shares of Leaf Common stock to further align executive compensation with increases in stockholder value. A vesting schedule will accelerate this new grant 100% upon a change in control transaction. We will work with you and publicly support this new award.

• We will propose two new directors who will join the Board immediately, both of whom will be well-qualified, experienced individuals and will otherwise satisfy traditional new director review. These directors will be nominated for election at the next annual meeting as well.

• The Board will be capped at seven directors in total, and we will vote in favor of all director nominees recommended by the Board.

• The Board will create a three-person Strategic Review Committee, composed of the two new directors we have proposed and one current outside director chosen by the Company. The Board will commit to start a Strategic Review process at its discretion, but no later than March 31, 2021, unless certain performance targets are met. Mr. Moriarty’s role will be determined by the Strategic Review Committee, but could including being recused from the process.

We believe this proposal strongly aligns the interests of all constituencies. While we recognize the Board has constituted a committee to speak with us, it is now time for us to include Mr. Moriarty and any other interested outside director in a substantive discussion concerning the details of this proposal.

We respectfully request a call on October 26th or 27th. Thank you.

Sincerely,

Vic Parker	Fred Harman